Exhibit 99.1

theScore Secures Market Access for Mobile Sports Betting in Illinois Through Agreement with Caesars Entertainment

TORONTO, March 29, 2021 – Score Media and Gaming Inc. (TSX: SCR; NASDAQ: SCR) (“theScore”) today announced that it has secured market access to offer mobile sports betting in Illinois via an agreement with Harrah’s Joliet Hotel & Casino, a Caesars Entertainment, Inc. (NASDAQ: CZR) ("Caesars" or "CZR"), resort. Subject to receiving all relevant licenses and approvals from the Illinois Gaming Board, the Company anticipates launching its mobile sportsbook, theScore Bet, in Illinois in the second half of calendar 2021.

“Gaining market access to Illinois is a significant development that will bring our award-winning mobile sportsbook to one of the most populous states,” said John Levy, Chairman and CEO, theScore. “Caesars is a giant in the casino-entertainment industry and we’re thrilled to have reached this agreement to extend theScore Bet’s footprint into another key new market.”

Under the agreement, Caesars will receive a percentage of revenue derived from theScore Bet’s mobile sports betting operations in Illinois, subject to certain annual minimum guaranteed amounts. In addition, theScore will reimburse Caesars for certain costs and licensing fees. The agreement spans an initial term of 10 years, with a ten-year renewal term, exercisable at theScore’s option.

theScore Bet is live in four states - New Jersey, Colorado, Indiana and Iowa - and provides a seamless cross-state experience for sports fans as it expands across the United States via a single mobile app with cutting-edge multi-state wallet functionality. It is an immersive and holistic mobile sports betting offering that includes a wide range of pre-game and in-play betting across all major sports leagues and events, and a comprehensive variety of bet types. theScore Bet is uniquely fused with theScore’s sports app to create a tightly integrated media and gaming ecosystem.

For more information about theScore Bet, to download the app, or sign-up for updates on its continued multi-state rollout, visit www.thescore.bet.

For more information:

Dan Sabreen	Benjie Levy
Director, Communications	President and COO
Score Media and Gaming Inc.	Score Media and Gaming Inc.
Tel: 917-722-3888 ext. 706	Tel: 416-479-8812 ext. 2284
Email: dan.sabreen@thescore.com	Email: benjie.levy@thescore.com

About Score Media and Gaming Inc.

Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ:SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-Looking Statements

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this news release are forward looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause theScore’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the failure to secure applicable licensing and regulatory approvals and those factors which are discussed under the heading “Risk Factors” in theScore’s current Annual Information Form, dated October 28, 2020, as filed with applicable Canadian securities regulatory authorities and available on SEDAR under theScore’s profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available on EDGAR under theScore’s profile at www.sec.com, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities, including its relevant Management’s Discussion & Analysis of the financial condition and results of operations of theScore. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. theScore does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.